Exhibit 15.3

With respect to the registration statement on Form S-3 of Icahn Enterprises L.P. and Icahn Enterprises Finance Corp., we acknowledge our awareness of the incorporation by reference therein of our report, dated August 2, 2013 related to our review of financial information of CVR Energy, Inc. as of June 30, 2013 and for the three-month and six-month period then ended, included in the Icahn Enterprises L.P. and Icahn Enterprises Holdings L.P. joint Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 and joint Form 8-K dated September 25, 2013.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 or 11 of the Act.

/s/KPMG LLP

Houston, Texas
September 25, 2013